Exhibit 3.3

ARTICLES OF AMENDMENT TO
THE RESTATED ARTICLES OF INCORPORATION OF
LANCER CORPORATION

Pursuant to the provisions of article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following articles of amendment to its restated articles of incorporation.

Article One

The name of the corporation is LANCER CORPORATION.

Article Two

The following amendment to the restated articles of incorporation was adopted by the shareholders of the corporation on May 22, 1997.

The amendment amends the first paragraph of Article Four of the Restated Articles of Incorporation to read in its entirety as follows:

The Corporation shall have authority to issue two classes of shares, to be designated respectively, “preferred” and “common”. The total number of shares which the Corporation is authorized to issue is fifty-five million (55,000,000) shares.  The number of preferred shares authorized is five million (5,000,000) nonassessable shares, which shares are without par value.  The number of common shares authorized is fifty million (50,000,000) nonassessable shares and the par value of each such share is $0.01.

Article Three

The number of shares of the Corporation outstanding at the time of such adoption was 5,837,798; and the number of shares entitled to vote thereon was 5,837,798.

Article Four

The number of shares voted for such amendment was 5,128,923; and the number of shares voted against such amendment was 434,338.

Dated June 2, 1997.

LANCER CORPORATION

	By:	/s/ GEORGE F. SCHROEDER
George F. Schroeder, President